UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-23433

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Wayne Savings 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wayne Savings Bancshares, Inc.
151 North Market Street
Wooster, Ohio 44691

REQUIRED INFORMATION

Financial Statements.  The following financial statements and schedule are filed as part of this annual report for the Wayne Savings 401(k) Retirement Plan (the "Plan"):

Report of Independent Registered Public Accounting Firm

Administrative Committee
Wayne Savings 401(k) Retirement Plan
Wooster, Ohio

We have audited the accompanying statements of net assets available for benefits of Wayne Savings 401(k) Retirement Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wayne Savings 401(k) Retirement Plan as of December 31, 2010, and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, the Plan changed its method of accounting for notes receivable from participants.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Cincinnati, Ohio
June 27, 2011

Federal Employer Identification Number: 44-0160260

Wayne Savings 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

Assets

	2010	2009 (As Adjusted)

Investments, At Fair Value	$3,397,165	$2,706,524

Receivables
Notes receivable from participants	37,598	35,899
Employee contribution	9,403	10,767
Employer contribution	6,238	6,340
Accrued interest and dividends	1,941	2,862
Net Assets Available for Benefits	$3,452,345	$2,762,392

The Accompanying Notes are an Integral Part of These Statements

Wayne Savings 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009 (As Adjusted)
Investment Income
Net appreciation in fair value of investments	$454,027	$309,664
Interest	869	1
Dividends	66,249	60,782

Net investment income	521,145	370,447

Interest Income from Participant Loans	1,972	1,818

Contributions
Employer	165,171	161,412
Participants	301,794	306,732
Rollovers	17,799	34,568

	484,764	502,712

Total	1,007,881	874,977

Deductions
Benefits paid directly to participants	314,147	170,494
Administrative expenses	3,781	2,688

Total	317,928	173,182

Net Increase	689,953	701,795

Net Assets Available for Benefits, Beginning of Year	2,762,392	2,060,597

Net Assets Available for Benefits, End of Year	$3,452,345	$2,762,392

The Accompanying Notes are an Integral Part of These Statements

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 1:	Description of the Plan

The following description of Wayne Savings 401(k) Retirement Plan (Plan) provides only general information.  Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Wayne Savings Community Bank (Company) for the benefit of  its employees who are age 21 or older.  Employees begin receiving the Company match after one year of employment and 1,000 or more employment hours.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Huntington National Bank is the trustee and custodian of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 50% of eligible compensation, as defined in the plan, subject to an overall $16,500 limitation for 2010.  Employee rollover contributions are also permitted.  The Company makes matching contributions of 100% of employees’ salary deferral amounts up to 4% and 50% of the next 2% of the employees’ compensation and profit-sharing contributions.  Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors.  Contributions are subject to certain limitations.  There are no forfeitures as the employer contributions vest immediately.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his or her contributions into any of the separate investment accounts and may change the allocation daily.

The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in both their voluntary contributions plus earnings thereon and the Company’s contribution portion of their accounts plus earnings thereon.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account.  At December 31, 2010 and 2009, no plan assets were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Participant Loans

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is based on the prime rate plus 1%.

Notes receivable from participants are reported at amortized principal balance.  After a note  receivable is 90 days delinquent, the loan is treated as a deemed distribution and the borrower will receive a 1099-R.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stocks are valued at closing price reported on the active market on which the individual securities are traded.  Mutual funds are valued at the net asset value (NAV) of shares of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust.  This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt.  The Plan has been amended since receiving the determination letter.  However, the plan Administrator believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2010
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$305,707	$2,953,777
Wayne Savings Bancshares, Inc. Common Stock	148,320	443,388

	$454,027	$3,397,165

	2009 (As Adjusted)
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year

Mutual funds	$385,063	$2,438,311
Wayne Savings Bancshares, Inc. Common Stock	(75,399)	268,213

	$309,664	$2,706,524

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2010	2009

American Century Growth Fund – Class R	$519,554	$	**
Wayne Savings Bancshares, Inc. common stock	443,388		268,213
American Century Heritage Fund – Investors Class	294,816		**
Huntington Conservative Deposit	285,087		**
Fidelity Advisor Equity Growth Fund - Class T	**		373,415
Federated Capital Preservation Fund - Institutional	**		384,511
Fidelity Advisor Mid Cap Fund - Class T	**		193,733
Dreyfus S&P 500 Index Fund	227,902		178,385
T. Rowe Price High Yield Fund – Advisor Class	**		177,595

**Investment represents less than 5% of the plans net assets at specified date

Information on the fully benefit-responsive contract portion carried at fair value for 2009 is as follows:

Average yield	3.50%
Crediting interest rate at December 31	4.17%
Fair value	$384,511
Contract value	$384,511

Note 4:	Disclosures about Fair Value of Financial Instruments

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  This topic also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy and include mutual funds, interest-bearing cash and Wayne Savings Bancshares, Inc. Common Stock.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy.  The Plan has no level 2 or 3 investments.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets measured at fair value on a recurring basis and the level within the ASC 820-10 fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

2010		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds and interest-bearing cash	$291,472	$291,472	$––	$––
Fixed Income Mutual Funds	344,225	344,225	––	––
Equity Mutual Funds	2,318,080	2,318,080	––	––
Wayne Savings Bancshares, Inc. Common Stock	443,388	443,388	––	––
	$3,397,165	$3,397,165	$––	$––

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

2009 (As Adjusted)		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds	$3,466	$3,466	$––	$––
Fixed Income Mutual Funds	721,113	721,113	––	––
Equity Mutual Funds	1,713,732	1,713,732	––	––
Wayne Savings Bancshares, Inc. Common Stock	268,213	268,213	––	––
	$2,706,524	$2,706,524	$––	$––

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee and common stock of the Plan Sponsor.  The Plan paid $3,781 and $2,688 of recordkeeping fees to Huntington National Bank during 2010 and 2009.  The Company provides certain administrative services at no cost to the Plan.

Note 6:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7:	Economic Conditions

The current protracted economic decline continues to present retirement plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.   The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 8:	Change in Accounting Principle

During 2010, the Plan adopted the provisions of ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  The ASU requires loans to participants to be reported as notes receivable from participants at unpaid principal plus accrued but unpaid interest, instead of being reported as part of investments at fair value as they were under previous guidance.

The following financial statement line items for fiscal years 2010 and 2009 were affected by the change in accounting principle.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

2010 Statement of Net Assets Available for Benefits
	As computed under previous guidance	As computed under ASU 2010-25	Effect of Change
Investments, At Fair Value	$3,434,763	$3,397,165	$	(37,598)

Receivables
Notes receivable from participants	––	37,598		37,598
Employee contribution	9,403	9,403		––
Employer contribution	6,238	6,238		––
Accrued interest and dividends	1,941	1,941		––
Total Receivables	$17,582	$55,180		$37,598

2009 Statement of Net Assets Available for Benefits
	As computed under previous guidance	As Adjusted	Effect of Change
Investments, At Fair Value	$2,742,423	$2,706,524	$	(35,899)

Receivables
Notes receivable from participants	––	35,899		35,899
Employee contribution	10,767	10,767		––
Employer contribution	6,340	6,340		––
Accrued interest and dividends	2,862	2,862		––
Total Receivables	$19,969	$55,868		$35,899

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

2010 Statement of Changes in Net Assets Available for Benefits
	As Computed under previous guidance	Computed under ASU 2010-25	Effect of Change

Interest	2,841	869	(1,972)
Net investment income	523,117	521,145	(1,972)
Interest income from participant loans	—	1,972	1,972

2009 Statement of Changes in Net Assets Available for Benefits
	As Computed under previous guidance	As Adjusted	Effect of Change

Interest	1,819	1	(1,818)
Net investment income	372,265	370,447	(1,818)
Interest income from participant loans	—	1,818	1,818

Net assets available for benefit were not affected by the adoption of the new guidance.

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2010 and 2009

Supplemental Schedule

Wayne Savings 401(k) Retirement Plan
Form 5500 E.I.N. 34-0606020 Plan No. 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

* Party in interest

Identity of Issuer (a)(b)	Description of Investment (c)	Current Value (e)

Mutual funds
*Huntington Dividend Capture Fund IV	4,871 shares	$42,328
Fidelity Advisor Short Fixed Income Fund - Class T	7,457 shares	68,679
Pimco Total Return Fund-Administrative Class	12,760 shares	138,444
T. Rowe Price High Yield Fund - Advisor Class	20,252 shares	137,103
American Balanced Fund - Class R-4	6,851 shares	122,693
American Century Growth Fund - Class R	20,495 shares	519,554
American Century Heritage Fund-Class Investors Class	14,052 shares	294,816
American Capital World Growth and Income Fund – Class R4	4,249 shares	151,529
Columbia Small Cap Core Fund - Class A	8,131 shares	125,700
Dreyfus S&P 500 Index Fund	6,591 shares	227,902
Dreyfus Small Cap Index Fund	1,525 shares	31,148
Federated Capital Appreciation Fund - Class A	8,922 shares	169,693
MFS Value Fund – Class R-2	3,568 shares	80,775
Prudential Jennison Mid Cap Growth Fund – Class R	62 shares	1,666
Vanguard Target Retirement 2005 Fund	4,247 shares	49,821
Vanguard Target Retirement 2010 Fund	4,647 shares	103,676
Vanguard Target Retirement 2015 Fund	9,637 shares	119,696
Vanguard Target Retirement 2020 Fund	1,162 shares	25,685
Vanguard Target Retirement 2025 Fund	5,228 shares	65,978
Vanguard Target Retirement 2030 Fund	5,655 shares	122,591
Vanguard Target Retirement 2035 Fund	437 shares	5,716
Vanguard Target Retirement 2040 Fund	595 shares	12,791
Vanguard Target Retirement 2045 Fund	1,603 shares	21,638
Vanguard Target Retirement 2050 Fund	1,060 shares	22,683

Common stocks
*Wayne Savings Bancshares, Inc	49,375 shares	443,388

Money market funds
*Huntington Conservative Deposit Account	285,087 shares	285,087
*Huntington Money Market Fund IV	6,385 shares	6,385
		291,472

*Participant loans	4.25% to 9.25%	37,598

		$3,434,763

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

June 27, 2011	By:	/s/ H. Stewart Fitz Gibbon III
H. Stewart Fitz Gibbon III
Plan Administrator

INDEX TO EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm